September 9, 2025

Chan Chun Ying
Chief Executive Officer
BAO Holding Limited
Unit A4, 5/F
Tsing Yi Industrial Centre Phase 1
Nos. 1-33 Cheung Tat Road
Tsing Yi, New Territories
Hong Kong

       Re: BAO Holding Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 5, 2025
           File No. 333-289723
Dear Chan Chun Ying:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Consolidated Financial Statements
Note 16. Equity, page F-22

1. Your revised disclosure in response to prior comment 1 refers to Class A share issuances to specific shareholders and Class B subscription "for cash at par" to implement a forward stock split. Elsewhere, such as in Note 6 you disclose the allotment and issuance of shares at par value. Please revise to clarify whether cash was involved in effecting the stock split and disclose the split ratio used to retrospectively adjust share count and per share amounts. In addition, tell us why the
 September 9, 2025
Page 2

       HKD amounts for Class A and B ordinary shares and Shares subscription receivable on the Statements of Financial Position have changed. Refer to ASC 505-20-25-4.
       Please contact Joyce Sweeney at 202-551-3449 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Darrin M. Ocasio, Esq.